May 5, 2006

Via U.S. Mail

Alex Mashinsky
c/o Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, TN  38120

      Re: 	Arbinet-thexchange, Inc.
Definitive Additional Materials
Filed May 4, 2006 by Alex Mashinsky and Robert A. Marmon
      File No. 000-51063

Dear Mr. Mashinsky:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Definitive Materials

1. Please provide support for your statement that "top management of
the Company - Curt Hockemeier and Anthony Craig - just last week received over $3,600,000 in `extra` compensation by purchasing over
430,000 shares of stock (1.7% of the Company) for $.16 (sixteen cents!) per share..." Please also provide support for your indication that the "Company gave guidance of profits of $19 to $23 million both in February and May of 2005 and then missed those numbers by a significant margin." Finally, please also provide support for your indication that you "wrote more than twenty patents on which Arbinet operates, which reflected [your] strategic vision to take Arbinet to 2010 and beyond. Curt Hockemeier has described [you] as `just full of nutty ideas.`" We remind you that support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,


			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions

cc via facsimile at (212) 822-5735:

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
Arbinet-thexchange, Inc.
May 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE